DXI Reports Q3 2016 Results
Q3 2016 Daily Production Averages 385 BOEPD
290% Improvement in Natural Gas Operating Netbacks
25% Increase in YTD Natural Gas Production

VANCOUVER, BRITISH COLUMBIA, November 10, 2016 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and nine month periods ended September 30, 2016.

2016 Q3 Key Financial and Operating Highlights are:

1.	Completed the final $353,800 tranche of a total $995,800 dual tranche private placement;
2.	Increased natural gas operating netbacks on a BOE basis to $2.98/BOE for the three months ended September 30, 2016 from a loss of $1.57/BOE for the comparative period ended September 30, 2015;
3.	Reduced expenses for the three months ended September 30, 2016 by 46% to $1,834,000 from $3,410,000 for the comparative period ended September 30, 2015; and
4.	Decreased the loss for the three months ended September 30, 2016 by 40% to $957,000 from $1,608,000 for the comparative period ended September 30, 2015.

CORPORATE SUMMARY – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

OPERATIONS	Three months ended September 30,			Nine months ended September 30,
	2016	2015	Change	2016	2015	Change
Production
Oil and natural gas liquids (bbls/d)	102	385	-74%	244	320	-24%
Natural gas (mcf/d)	1,698	1,546	10%	1,780	1,425	25%
Combined (BOE/d)	385	643	-40%	540	558	-3%

Realized sales prices
Oil and natural gas liquids ($/bbl)	61.47	52.63	17%	41.17	55.91	-26%
Natural gas ($/mcf)	2.74	2.28	20%	2.26	2.38	-5%

Operating expenses
Oil operations ($/bbl) (1)	30.90	11.74	163%	17.83	14.89	20%
Natural gas operations ($/mcf)	1.95	2.47	-21%	2.43	3.15	-23%

Operating netback
Oil operations ($/bbl) (1)	21.20	30.12	-30%	15.98	30.24	-47%
Natural gas operations ($/BOE)	2.98	-1.57	290%	-2.45	-5.00	-51%

General and administrative expenses ($/BOE)	12.53	7.25	73%	8.58	10.71	-20%

Note:

(1)

Decline for the three months ended September 30, 2016 due to the reduction in oil production at Woodrush. Decline for the nine months ended September 30, 2016 due to decline in oil production at Woodrush combined with 26% reduction in oil prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended September 30,			Nine months ended September 30,
	2016	2015	Change	2016	2015	Change

Revenue	1,009	2,189	-54%	3,854	5,811	-34%
Royalties	134	389	-66%	608	966	-37%

Cash flow(1)	-332	628	-153%	-810	696	-216%
Cash flow per share (basic)	-0.01	0.02	-143%	-0.02	0.02	-208%
Cash flow per share (diluted)	-0.01	0.01	-143%	-0.02	0.02	-208%

Net income (loss)	-957	-1,6608	-40%	-3,120	-3,281	-5%
Basic ($/common share)	-0.02	-0.04	-51%	-0.08	-0.09	-12%
Diluted ($/common share)	-0.02	-0.04	-51%	-0.08	-0.09	-12%

Capital expenditures, net of dispositions	-	2,6641	-100%	477	4,502	-89%

Weighted average common shares outstanding (thousands)
Basic	44,614	36,4493	22%	39,309	36,490	8%
Diluted	44,614	36,4493	22%	39,309	36,490	8%

Debt, net of working capital				10,584	11,249	-6%

Note:

(1)

“Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non- IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Nine months ended
	September 30,		September 30,
(CA$ thousands)	2016	2015	2016	2015

Cash flows from operating activities	(543)	598	655	693
Change in operating working capital	211	30	(1,465)	3
Cash flow	(332)	628	(810)	696

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (28,164 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are e based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and d described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow DXI Energy's latest developments on: Facebook http://face ebook.com/dxienergy and Twitter @dxienergy.

Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com